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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)*

                          BUCKHEAD AMERICA CORPORATION
                          ----------------------------
                                (NAME OF ISSUER)

                           COMMON STOCK PAR VALUE $.01
                           ---------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   11835A-10-5
                                   -----------
                                 (CUSIP NUMBER)

Azim P. Kassam, Hotel-Motel Management Corporation, 3845 N. Desert Drive,
Suite 106, Building 2, East Point, Georgia 30344
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                    April 29, 1999 (original filing 12/21/94)
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)
                               (Page 1 of 5 Pages)



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CUSIP NO.  11835A-10-5              SCHEDULE 13D           PAGE  2  OF  5  PAGES
          -------------                                         ---    ---

(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                       Hotel-Motel Management Corporation
         -----------------------------------------------------------------------

(2)      Check the Appropriate box if a Member of a Group*          (A)      [ ]
                                                                    (B)      [ ]
         -----------------------------------------------------------------------

(3)      SEC use Only
         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*
                                      WCOO
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization

                                     Florida
         -----------------------------------------------------------------------

                           (7)      Sole Voting Power
                                             229,700
  Number of                -----------------------------------------------------
    Shares
 Beneficially              (8)      Shared Voting Power
   Owned By                                  N/A
     Each                  -----------------------------------------------------
   Reporting
 Person With               (9)      Sole Dispositive Power
                                             229,700
                           -----------------------------------------------------

                           (10)     Shared Dispositive Power
                                             N/A
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                     229,700
         -----------------------------------------------------------------------

(12)     Check Box if Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
         -----------------------------------------------------------------------



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CUSIP NO.  11835A-10-5              SCHEDULE 13D           PAGE  3  OF  5  PAGES
          -------------                                         ---    ---

(13)     Percent of Class Represented by Amount in Row (11)

                                      11.8%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person*

                                       CO
         -----------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. Security and Issuer.

         This statement relates to the common stock, par value $.01 ("Common Stock") of Buckhead America Corporation, a Delaware corporation ("Buckhead"). The principal executive offices of Buckhead are located at 4243 Dunwoody Club Drive, Suite 200, Dunwoody, Georgia 30350.

ITEM 2.  Identity and Background.

         This statement is being filed by Hotel-Motel Management Corporation, a Florida corporation, ("H- M") having its principal business and executive offices at 3485 N. Desert Drive, Suite 106, Building 2, East Point, Georgia 30344.

         H-M is principally engaged in the management of hotels and motels for related companies and the management of real estate.

         H-M is a wholly owned subsidiary of P.H.K. Investments, Inc., a Canadian corporation ("PHK") having its principal business and executive offices at 53 Briarscross Blvd., Agincourt, Ontario MIS 3K6. PHK is the parent company of H-M and Cassland Corporation ("Cassland"), a Georgia corporation, which owns hotels and motels in the United States.

         The executive officers of PHK, H-M and Cassland and the sole shareholders of PHK (each owning 50% of the outstanding capital stock of PHK) are:

Name and Business Address                            Principal Occupation                        Citizenship
-------------------------                            --------------------                        -----------
Azim P. Kassam                                       President and Director                      Canada
3485 N. Desert Drive                                 of PHK, Cassland and H-M
Suite 106, Building 2
East Point, GA 30344

Pyarali H. Kassam                                    Chairman and Director                       Canada
53 Briarscross Blvd.                                 of PHK, Cassland and H-M

CUSIP NO.  11835A-10-5              SCHEDULE 13D           PAGE  4  OF  5  PAGES
          -------------                                         ---    ---

ITEM 3.  Source and Amount of Funds or Other Consideration.

         On April 29 and May 3, 1999, H-M purchased 6,000 shares and 30,000 shares, respectively, of Common Stock. To secure outstanding short term loans, the shares of the Common Stock have been pledged to secure outstanding loans in the principal amount of $600,000.

ITEM 4.  Purpose of Transaction.

         H-M has acquired the Common Stock from time to time for purposes of investment, and has no current plan to acquire control of Buckhead, although it may acquire additional shares of Common Stock from time to time for investment purposes through purchases in the NASDAQ market and/or in privately negotiated transactions. H-M does not intend to participate in the management of Buckhead but expects to exercise its rights as a shareholder in Buckhead in a manner consistent with its equity interest. H-M has no plans or proposals that relate to, or would result in, (a) the disposition of the Common Stock of Buckhead; (b) an extraordinary corporate transaction involving Buckhead or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Buckhead or any of its subsidiaries; (d) a change in the present board of directors or management of Buckhead; (e) a material change in the present capitalization or dividend policy of Buckhead; (f) a material change in Buckhead's business or corporate structure; (g) a change in the charter or by-laws of Buckhead or other action that may impede the acquisition or control of Buckhead by any person; (h) a class of securities of Buckhead being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Buckhead becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

         H-M now owns 229,700 shares of Common Stock of Buckhead which represents 11.8% of the shares of Common Stock outstanding based on the shares reported as outstanding as reported on Form 10-KSB for the fiscal year ended December 31, 1998. These shares are beneficially owned by H-M which has the sole power to vote and to direct the vote and the sole power to dispose and direct the disposition of the shares of Common Stock.

CUSIP NO.  11835A-10-5              SCHEDULE 13D           PAGE  5  OF  5  PAGES
          -------------                                         ---    ---

         During the past 60 days, H-M has purchased and sold the following number of shares of Common Stock of Buckhead:

  Date of
Transaction                     Transaction               No. of Shares          Price per Share
-----------                     -----------               -------------          ---------------
  4/29/99                        Purchase                     6,000                   5.25
  5/3/99                         Purchase                    30,000                   4.75

All sales were made in the NASDAQ market through a broker.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         PHK, Cassland, H-M and their directors and executive officers do not have and have not had any contract, arrangement, understanding or relationship with any person named in items 2, and between such persons and any person, with respect to any securities of Buckhead, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  Materials to be Filed as Exhibits.

         None.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            HOTEL-MOTEL MANAGEMENT
                                            CORPORATION


                                            By:  /s/
                                               ---------------------------------
                                               Azim P. Kassam,
                                               President
                                               May 13, 1999